
March 15, 2024

Patrick Williams
Chief Financial Officer
STAAR Surgical Company
25651 Atlantic Ocean Drive
Lake Forest, California 92630

  Re: STAAR Surgical Company
    Form 10-Q for Period Ended September 30, 2023
    Form 8-K Filed November 1, 2023
    File No. 000-11634

Dear Patrick Williams:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and Services